Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com



05006357

2 March 2005 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of Director's Interests.
2. Substantial shareholder notification – AXA.S.A.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:14 28-Feb-05
Number	1419J

RNS Number:1419J
Michael Page International PLC
28 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

TERRY BENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 FEBRUARY 2005

18) Period during which or date on which exercisable

2008 - 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

190.75 PENCE

22) Total number of shares or debentures over which options held following this notification

4,350,000

23) Any additional information

24) Name of contact and telephone number for queries

RICHARD MCBRIDE (01932) 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 FEBRUARY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:17 28-Feb-05
Number	1424J

Michael Page
INTERNATIONAL

RNS Number:1424J
Michael Page International PLC
28 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN BURKE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 FEBRUARY 2005

18) Period during which or date on which exercisable

2008 - 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

190.75 PENCE

22) Total number of shares or debentures over which options held following this notification

1,725,000

23) Any additional information

24) Name of contact and telephone number for queries

RICHARD MCBRIDE (01932) 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 FEBRUARY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:19 28-Feb-05
Number	1427J

Michael Page
INTERNATIONAL

RNS Number:1427J
Michael Page International PLC
28 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

CHARLES-HENRI DUMON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 FEBRUARY 2005

18) Period during which or date on which exercisable

2008 - 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

190.75 PENCE

22) Total number of shares or debentures over which options held following this notification

1,725,000

23) Any additional information

-

24) Name of contact and telephone number for queries

RICHARD MCBRIDE (01932) 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 FEBRUARY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:22 28-Feb-05
Number	1433J

Michael Page
INTERNATIONAL

RNS Number:1433J
Michael Page International PLC
28 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN INGHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 FEBRUARY 2005

18) Period during which or date on which exercisable

2008 - 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

190.75 PENCE

22) Total number of shares or debentures over which options held following this notification

1,350,000

23) Any additional information

-

24) Name of contact and telephone number for queries

RICHARD MCBRIDE (01932) 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 FEBRUARY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:25 28-Feb-05
Number	1432J

Michael Page
INTERNATIONAL

RNS Number:1432J
Michael Page International PLC
28 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN PUCKETT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 FEBRUARY 2005

18) Period during which or date on which exercisable

2008 - 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

190.75 PENCE

22) Total number of shares or debentures over which options held following this notification

1,350,000

23) Any additional information

-

24) Name of contact and telephone number for queries

RICHARD MCBRIDE (01932) 264141

25) Name and signature of authorised company official responsible for making this notification

RICHARD MCBRIDE

Date of Notification 28 FEBRUARY 2005

This information is provided by RNS
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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:52 28-Feb-05
Number	1464J

RNS Number:1464J
Michael Page International PLC
28 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/2/05

11) Date company informed

28/2/05

12) Total holding following this notification

34,963,745

13) Total percentage holding of issued class following this notification

10.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 28/2/2005

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International plc ord GBP 0.01 shares

Total number of shares held as at 24/02/05 was 34,963,745
the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	225,000	Trustees of AXA UK Investment Co ICVC Ethical Fund

AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	1,750,000	Trustees of AXA UK Investment Co ICVC UK Growth Fund
AXA UK Investment Co ICVC UK Opportunities Fund (Non-Beneficial)	600,000	Trustees of AXA UK Investment Co ICVC UK Opportunities Fund
AXA World Funds British Equities Fund (Non-Beneficial)	100,000	Trustees of AXA World Funds British Equities Fund
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	59,998	Trustees of the Princes Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non-Beneficial)	102,189	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	21,833	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non-Beneficial)	25,349	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	200,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	1,118,416	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,944,974	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	8,972,642	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	5,737,500	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd

AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	8,212,500	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)
AXA General Unit Trust (Non-Beneficial)	750,000	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	1,755,895	AXA UK Group Pension Scheme Equity Fund

Total Beneficial Interest	29,573,481
Total Non-Beneficial Interest	5,390,264
Total	34,963,745

This information is provided by RNS
The company news service from the London Stock Exchange

END